Exhibit 4.10

AMENDMENT NO. 1 TO WARRANT AGREEMENT

This Amendment No. 1 to Warrant Agreement (this “Amendment”), dated as of October 24, 2012, is by and between Green Field Energy Services, Inc., a Delaware corporation (the “Company”), Wilmington Trust, National Association, as warrant agent (the “Warrant Agent”) and MOR MGH Holdings, L.L.C., a Delaware limited liability company, and Moody Moreno & Rusk, L.L.C., a Louisiana limited liability company (collectively, the “Shareholders”). The Company, the Warrant Agent and the Shareholders are sometimes referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Warrant Agreement (as defined below).

WHEREAS, the Company and the Warrant Agent entered into that certain Warrant Agreement dated as of November 15, 2011 (the “Warrant Agreement”);

WHEREAS, the Company desires that the Warrantholders have the right to exercise their Warrants and participate in any sale of any Common Stock by the Shareholders; and

WHEREAS, the Parties desire to amend the Warrant Agreement, as set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the Parties agree as follows:

Section 1. Amendments.

Section 1.01 of the Warrant Agreement shall be amended to add the following new definitions in appropriate alphabetical order:

“Excluded Transfer” has the meaning assigned to such term in Section 4.01(k)(v).

“Proposed Sale” has the meaning assigned to such term in Section 4.01(k)(i).

“Proposed Transferee” has the meaning assigned to such term in Section 4.01(k)(ii)(A).

“Selling Shareholder” has the meaning assigned to such term in Section 4.01(k)(i).

“Shareholders” means MOR MGH Holdings, L.L.C., a Delaware limited liability company and Moody Moreno & Rusk, L.L.C., a Louisiana limited liability company.

“Tag Along Offer” has the meaning assigned to such term in Section 4.01(k)(iii).

“Tag Along Notice” has the meaning assigned to such term in Section 4.01(k)(i).

“Tag Along Sale Percentage” has the meaning assigned to such term in Section 4.01(k)(ii)(A).

“Tag Along Sellers” has the meaning assigned to such term in Section 4.01(k)(ii)(B).

“Tagging Warrantholders” has the meaning assigned to such term in Section 4.01(k)(ii)(B).

“Transferred Contribution Percentage” has the meaning assigned to such term in Section 4.01(k)(ii)(A).

A new subsection (k) to Section 4.01 of the Warrant Agreement is added as follows:

(k) (i) Except for Excluded Transfers (as defined in subsection (k)(v)), if any Shareholder (the “Selling Shareholder” or “Selling Shareholders”, as the case may be) proposes to sell or transfer any shares of Common Stock to any purchaser, other than to the other Shareholder (a “Proposed Sale”), then the Company shall promptly furnish to each Warrantholder a written notice of such Proposed Sale (the “Tag Along Notice”) at least thirty (30) Business Days prior to the closing date of the transactions contemplated by the Proposed Sale and provide them the opportunity to participate in such Proposed Sale on the terms described in this subsection (k).

(ii) Any such Tag Along Notice will include:

(A) the material terms and conditions of the Proposed Sale, including (i) the percentage of Common Stock held by the Selling Shareholder(s) proposed to be so transferred (the “Transferred Contribution Percentage”), (ii) the name of the proposed transferee (the “Proposed Transferee”), (iii) the proposed amount and form of consideration, (iv) the proposed date of the sale, if known, which date shall not be less than ten (10) Business Days after delivery of such Tag Along Notice, and (v) the percentage that the Transferred Contribution Percentage bears to the percentage attributable to the entire Common Stock interest of the Selling Shareholder(s) (the “Tag Along Sale Percentage”); and

(B) an invitation to each Warrantholder (the Warrantholders who elect to make such an offer being “Tagging Warrantholders”, and, together with the Selling Shareholder(s), the “Tag Along Sellers”) to include in the Proposed Sale a portion of its Warrant interests represented by a percentage, not to exceed the Tag Along Sale Percentage. The Selling Shareholder(s) shall, and the Company shall cause the Selling Shareholder(s) to, deliver or cause to be delivered to each Tagging Warrantholder copies of all transaction documents relating to the Proposed Sale (including any drafts of the same) as promptly as practicable after the same become available.

(iii) Each Tagging Warrantholder must exercise the tag along rights provided by this subsection (k) within ten (10) Business Days following delivery of the Tag Along Notice by delivering a notice (the “Tag Along Offer”) to the Company indicating its desire to exercise its rights hereunder and specifying the percentage of its Warrant interests it desires to transfer (such percentage not to exceed the Tag Along Sale Percentage). Each Tagging Warrantholder who does not make a Tag Along Offer within ten (10) Business Days following delivery of the Tag Along Notice shall be deemed to have waived such Tagging Warrantholder’s rights under this subsection (k) with respect to such Proposed Sale. If none of the Tagging Warrantholders make a Tag Along Offer within ten (10) Business Days following delivery of the Tag Along Notice, then the Selling Shareholder(s) may, during the ninety (90) day period immediately following the expiration of the Tag Along Notice, be free to sell the shares of Common Stock specified in the Transfer Notice at a price and on terms no more favorable than those specified in the Tag Along Notice to the Proposed Transferee. Any shares of Common Stock not transferred during such ninety (90) day period shall be subject to the provisions of this subsection (k) upon a subsequent proposed sale or transfer by the Selling Shareholder(s) of shares of Common Stock to any purchaser.

Each Tagging Warrantholder that delivers a Tag Along Offer within ten (10) Business Days following delivery of the Tag Along Notice shall have the right, but not the obligation, to participate in the Proposed Sale on the same terms and conditions as set forth in the Tag Along Notice, including the making of all representations, warranties and covenants and the granting of all indemnifications and similar agreements and arrangements agreed to by the Selling Shareholder(s); provided, that (v) each Tagging Warrantholder (in its capacity as such) shall not be obligated to make any representations or warranties, or provide any indemnity in respect of any representations or warranties, other than as to its existence, authority, due execution, ownership of its Warrants and ability to transfer such Warrants and the underlying shares of Common Stock free and clear of all liens and other encumbrances created by such Tagging Warrantholder, the compliance of the participation in such Proposed Sale under applicable laws and all agreements to which it or its assets may be subject and the enforceability of the relevant agreement against such Tagging Warrantholder, (w) any liabilities or indemnities for which a Tagging Warrantholder may be responsible shall be on a several, and not joint, basis, (x) no Tagging Warrantholder shall be liable for the breach of any covenant by the Selling Shareholder(s), any other Tagging Warrantholder or other participating Person(s), and the Selling Shareholder(s) shall not be liable for the breach of any covenant by any Tagging Warrantholder, (y) in no event shall a Tagging Warrantholder be required to make representations and warranties or provide indemnities as to any other Warrantholder, and (z) in no event shall a Tagging Warrantholder be responsible for any liabilities or indemnities in connection with such Proposed Sale in excess of the proceeds received by such Tagging Warrantholder in the Proposed Sale.

Each Tagging Warrantholder, following the delivery of a Tag Along Offer, shall promptly take such steps necessary to exercise its Warrants to convert such Warrants into shares of Common Stock pursuant to Section 4.01 in an amount corresponding to the shares of Common Stock underlying the Warrants such Tagging Warrantholder proposes to sell as set forth in its Tag Along Offer. If (A) a Tagging Warrantholder fails for any reason to take the necessary steps to exercise its Warrants to convert such Warrants into shares of Common Stock pursuant to Section 4.01 as required above, (B) such Tagging Warrantholder’s Tag Along Offer has been accepted by the Company and the Selling Shareholder(s), and (C) such Tagging Warrantholder has not timely revoked such Tag Along Offer pursuant to the provisions of subsection (k)(ii)(B) above, then on the closing date of the transactions contemplated by the Proposed Sale, such Tagging Warrantholder shall be deemed to have exercised its Warrants to convert such Warrants into shares of Common Stock in an amount corresponding to the shares of Common Stock underlying the Warrants such Tagging Warrantholder is proposing to sell as set forth in its Tag Along Offer.

(iv) If the aggregate amount of Common Stock which the Tag Along Sellers desire to include in the Proposed Sale exceeds the aggregate amount of Common Stock which the Proposed Transferee desires to purchase, then the amount of Common Stock being sold by the Tag Along Sellers shall be correspondingly reduced on a pro rata basis. A Tagging Warrantholder shall have the right to revoke the offer contained in such Tagging Warrantholder’s Tag Along Offer at any time.

(v) For each Shareholder, this subsection (k) shall not apply to transfers in the aggregate of not more than one percent (1%) of the shares of Common Stock held by such Shareholder on the date hereof (an “Excluded Transfer”) and, if such transfer is in the form of an option, warrant or similar right to acquire shares of Common Stock from a Shareholder in the future, the subsequent transfer of such shares to the counterparty upon exercise of such option, warrant or similar right.

(vi) Notwithstanding anything to the contrary provided herein, any Tagging Warrantholder that delivers a Tag Along Offer shall not be required to deliver any shares of Common Stock underlying a Tagging Warrantholder’s Warrants to the Proposed Transferee until such Tagging Warrantholder has exercised its Warrants and received such shares of Common Stock from the Company. Notwithstanding anything to the contrary provided herein, if for any reason the Proposed Sale is not consummated, any exercise by a Tagging Warrantholder to convert its Warrants into shares of Common Stock pursuant to Section 4.01 for the purpose of selling the underlying shares of Common Stock in the Proposed Sale shall be null and void, and such Tagging Warrantholder’s Warrants shall remain in full force and effect as though the exercise of such Warrants did not occur. Notwithstanding anything to the contrary provided herein, to the extent the shares of Common Stock a Tagging Warrantholder proposes to sell to the Proposed Transferee upon exercise of its Warrants is reduced pursuant to subsection (k)(iv), then the exercise of any portion of such Tagging Warrantholder’s Warrants that were converted into shares of Common Stock but were not purchased by the Proposed Transferee in the Proposed Sale shall be deemed null and void, and the Warrants shall remain in full force and effect as though the exercise of such portion did not occur.

(vii) The exercise or non-exercise of the rights of any Warrantholder to participate in a Proposed Sale shall not adversely affect the rights of such Warrantholders to participate in any subsequent proposed transfers or sales by the Shareholders of shares of Common Stock to any purchaser.

A new sentence would be added at the end of the first paragraph of Section 6.01 of the Warrant Agreement to read as follows:

The foregoing notwithstanding, “Common Stock” shall include shares of any class of preferred stock of the Company unless such class of preferred stock by its terms (x) is entitled neither to receive dividends nor to vote on any matters presented to holders of common stock (y) is not convertible or exchangeable into shares of common stock of the Company, and (z) does not entitle the holder to participate in any distribution of the assets or earnings of the Company.

Section 2. Ratification of Warrant Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Warrant Agreement shall remain in full force and effect.

Section 3. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 4. Successors. All agreements of the Company in this Amendment will bind its successors. All agreements of the Warrant Agent in this Amendment will bind its successors.

Section 5. Duplicate Originals. The Parties may sign any number of copies of this Amendment. Each signed copy shall be an original, but all of them together represent the same agreement.

Section 6. Separability. In case any provision in this Amendment is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 7. Miscellaneous. Notwithstanding any provision to the contrary contained in the Warrant Agreement, if any term or provision of the Warrant Agreement, including, but not limited to the terms and provisions of Section 4.01 of the Warrant Agreement, conflicts with or is inconsistent with the terms and provisions of this Amendment, (i) the terms and provisions of this Amendment shall govern, and (ii) the terms and provisions of the Warrant Agreement shall be interpreted and applied to the fullest extent practicable to confer on the Warrantholders the intended rights and benefits afforded to such Warrantholders by this Amendment.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amendment has been signed by each of the Parties as of the day and year first above written.

GREEN FIELD ENERGY SERVICES, INC.

By:	/ s/ Michel B. Moreno
Name:	Michel B. Moreno
Title:

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Warrant Agent

By:	/s/ Joseph P. O’Donnell
Name:	Joseph P. O’Donnell
Title:	Vice President

MOR MGH HOLDINGS, L.L.C.

By:	/s/ Michel B. Moreno
Name:	Michel B. Moreno
Title:	Managing Member

MOODY MORENO & RUCKS, L.L.C.

By:	/s/ Michel B. Moreno
Name:	Michel B. Moreno
Title:	Member

[Signature Page to Amendment No. 1 to Warrant Agreement]